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               UNITED STATES                           OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       -----------------------------
           Washington, D.C. 20549              OMB Number:        3235-0058
                                               Expires:    January 31, 2005
                                               Estimated average burden
                 FORM 12b-25                   hours per response ..... 2.50
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        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                         0-25148
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(Check One):|X|Form 10-K  | |Form 20-F | |Form 11-K  | |Form 10-Q  | |Form N-SAR


     For Period Ended:                  September 30, 2003
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

        Global Payment Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

        425B Oser Avenue
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Address of Principal Executive Office (Street and Number)

        Hauppauge, NY 11788
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-K for the year ended September 30, 2003 could not be filed within the prescribed time period because the Registrant has recently entered into an amendment to its credit facility with its lender and must make certain that the amendment and its effects, if any, on the Registrant's financial statements and financial condition are properly reflected in the Registrant's Form 10-K. In addition, certain administrative matters related to the audit of the Registrant's Australian affiliate has not been completed.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Thomas McNeill                  631                   231-1177
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              (Name)                  (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange |X| Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?        YES   NO
     If answer is no, identify report(s).                              [X]   [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
     year will be reflected by the earnings statements to be           YES   NO
     included in the subject report or portion thereof?                [X]   [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

SEE EXHIBIT A

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                        Global Payment Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   December 29, 2003          By  /s/ Thomas McNeill
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                                      Thomas McNeill, Vice President,
                                      Chief Financial Officer and Principal
                                      Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                                   EXHIBIT A


Global Payment Technologies, Inc. ("GPT") anticipates that the net loss for the three months ended September 30, 2003 will exceed the net loss for the three months ended September 30, 2002 but cannot at this time quantify the amount of the loss because the effects, if any, of the amendment to the credit facility described above on GPT's financial statements and financial condition have not yet been determined.